CREDIT SUISSE SECURITIES (USA) LLC,

As Representative of the Several Underwriters,

Eleven Madison Avenue,

New York, N.Y. 10010-3629

August 6, 2007

VIA FACSIMILE AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:  Ms. Maryse Mills-Apenteng

Re:	HireRight, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-140613)

Acceleration Request
Requested Date:	August 7, 2007
Requested Time:	4:00 p.m. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for  Tuesday, August 7, 2007 at 4:00 p.m., Eastern Standard Time, or as soon as practicable thereafter.

In connection with Rule 460 of the Act, please be advised that, during the period from July 20, 2007 to the date of this letter, we have effected approximately the following distribution of copies of the preliminary prospectus, dated July 20, 2007:

To Whom Distributed	Number of Copies
Institutions, Brokers and Other	8,500

The Underwriters (the “Underwriters”) and dealers of the above issue were advised by invitation wire and in underwriting papers that they must comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  We wish to advise you that copies of the preliminary prospectus have been made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed.  The undersigned has complied and will comply, and each dealer has advised the undersigned that it has complied and will comply, with SEC Release No. 33-4968 and Rule 15c2-8 under the Exchange Act.

(Signature Page Follows)

Sincerely,

CREDIT SUISSE SECURITIES (USA) LLC
ROBERT W. BAIRD & CO. INCORPORATED
CIBC WORLD MARKETS CORP.
PIPER JAFFRAY & CO.
WILLIAM BLAIR & COMPANY, L.L.C.

For themselves and as Representative of the Several Underwriters

By:CREDIT SUISSE SECURITIES (USA) LLC

By:	/s/ Cully Davis
Name:	Cully Davis
Title:	Director